October 14, 2010	VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. H. Christopher Owings, Assistant Director

U.S. Securities and Exchange Commission

100 F Street NE
Washington, DC 20549

Re:                             Best Buy Co., Inc.

Form 10-K for the Fiscal Year Ended February 27, 2010 (“Form 10-K”)

Filed April 28, 2010

Definitive Proxy Statement filed on Schedule 14A (“Proxy Statement”)

Filed May 11, 2010

File No. 1-9595

Dear Mr. Owings:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K and Proxy Statement, as set forth in your letter dated September 24, 2010.   For convenience, the staff’s numbered and bulleted comments are shown below in bold text, followed by Best Buy’s responses.

To assist the staff with its review, we will separately deliver a copy of this letter to you, Mr. Anderegg and Ms. Ransom by overnight mail.

Form 10-K

Item 3. Legal Proceedings, page 22

1.              Please confirm that you will, in future filings, disclose that you are unable to provide meaningful quantification of your exposure in the Holloway case, as you indicate in your response to prior comment one, and disclose why you are unable to do so.

We confirm that if we are unable to provide meaningful quantification of our exposure in the Holloway case, we will, in future filings, disclose that and will also disclose factors we considered in reaching such conclusion.

Item 7. Management’s Discussion and Analysis, page 31

2.              We note your response to comment 2 in our letter dated May 19[sic], 2010. Please provide us with your proposed additional disclosures.

We included in our Quarterly Report on Form 10-Q for the quarter ended August 28, 2010, as filed with the Commission on October 7, 2010, additional disclosures that we believe are responsive to comment 2 in your letter dated August 11, 2010. While we believe that these additional disclosures need to be evaluated in the context of the entire Management’s Discussion and Analysis of Financial Condition and Results of Operations section, we have reproduced the pertinent additional disclosures below for your convenience.

Page 32 — Overview

“While some of the products and services we offer are viewed by consumers as essential, others continue to be viewed as discretionary purchases. Consequently, our results of operations are susceptible to changes in consumer confidence levels and macro-economic factors such as unemployment, consumer credit availability and the condition of the housing market. Consumers have adopted a cautious approach to discretionary spending due to continued economic pressures. Furthermore, customer traffic and spending patterns continue to be difficult to predict. Careful capital allocation and planning, monitoring of inventory levels and effective use of promotions remain key priorities for us as we navigate through the current economic environment.

Other factors that directly impact our performance are new product introductions and the competitive consumer electronics retail environment. We continue to advance our Connected World strategy and believe it is key to achieving long-term profitable growth. By providing access to a wide selection of hardware, digital content and applications, we can offer our customers end-to-end solutions.”

Page 33 — Overview — Executive Summary

“In the second quarter of fiscal 2011, the consumer markets in which we operate have generally continued to endure difficult and uncertain economic conditions, and this had a direct bearing on our overall flat comparable store sales levels. However, some areas of our International segment realized growth, particularly in China where temporary government subsidy programs for consumers helped to stimulate strong revenue growth.

We have responded to the current economic environment by closely managing our selling, general and administrative expenses (“SG&A”), as well as focusing on efforts to improve our gross profit. We remain committed to our Connected World strategy and continue to invest in this priority while tightly managing the expenses related to this and other initiatives.”

Page 35 — Results of Operations — Domestic

“Despite challenging economic conditions prevailing throughout the U.S. and weaker than expected sales in the domestic consumer electronics industry, our Domestic segment’s operating income rates improved for both the second quarter and first six months of fiscal 2011. Continued momentum of Best Buy Mobile, one of the keys to our Connected World strategy, as well as promotional effectiveness and a favorable shift in our product sales mix, drove significant improvements in our gross profit rate.  We also continued to experience event-driven consumer traffic and spending patterns, with consumers being highly selective about when they spend their money. Holidays, new product introductions and government stimulus programs are events that we believe continue to generate customer traffic and spending.

In the current environment, it is very difficult to foresee how these trends will unfold over the coming months; however, consumer confidence has historically been a key indicator for spending trends in our industry. While some product categories have experienced declines or only marginal growth in the current fiscal year, we have seen consumers respond to new technology, particularly mobile phones, tablet computers and E-readers. Continued demand for smartphones, the growth of 3D gaming, and the introduction of new motion-based gaming platforms represent opportunities we see in the upcoming product cycle.”

Page 37 — Results of Operations — International

“Despite challenging economic conditions around the globe, our International segment saw comparable store sales gains and improvements in operating income in the second quarter and first six months of fiscal 2011. The key drivers behind these improvements included an increase in the sales of higher-margin post-pay mobile phone contracts in Europe, improved promotional effectiveness in key product categories in Canada and growth in consumer spending and temporary government stimulus programs in China.  We have also experienced continued revenue growth through expansion of large-format stores in Europe, China, Mexico and Turkey.”

Page 39 — Liquidity and Capital Resources

“The unpredictability in the current economic environment requires us to have additional focus on maintaining adequate liquidity and capital resources. The key variables that we manage in response to current and projected capital resource needs include capital expenditures, credit facilities and short-term borrowing arrangements, working capital and our share repurchase program.

Capital expenditures, particularly with respect to opening new stores and remodeling existing stores, is a component of our cash flow and capital management strategy which, to a large extent, we can adjust in response to economic and other changes in our business environment. In fiscal years 2010 and 2011, we have moderated our capital spending in response to the challenging economic environment.”

Definitive Proxy Statement filed on Schedule 14A

Short-Term Incentive, page 36

3.              Similarly, with regard to our prior comment 6, please provide us with your proposed additional disclosures.

We will replace the first two paragraphs of the “Short-Term Incentive” discussion in our next proxy statement and, in the absence of changes to our Executive Officer Short-Term Incentive Program (“Executive Officer STIP”), the enhanced disclosure will be substantially as follows:

Short-Term Incentive.    For the fiscal year, the named executive officers were eligible for performance-based, short-term incentive awards pursuant to our Executive Officer STIP. Executive Officer STIP payments were made in two installments, at the mid-point and end of the fiscal year. Executive Officer STIP awards were payable in cash and were expressed as a target payout percentage of each eligible named executive officer’s base salary.

The Compensation Committee employed a tiered approach in determining the target payout percentages for each of the eligible named executive officers, establishing a target payout at 65%, 125% or 200% of base salary for each individual. The target payout percentage for each eligible named executive officer was based on the application of our Executive Compensation Framework, with particular emphasis placed on the following factors:

•                  internal job ranking of each position;

•                  each named executive officer’s job responsibilities, expertise, and years and level of experience;

•                  the importance of retaining each named executive officer;

•                  internal pay equity among the named executive officers; and

•                  external market data factors for equivalent roles.

We believe that it is important that a higher percentage of total cash compensation for higher ranking positions be linked to our performance. In addition, we considered the value of total cash compensation in light of the external factors described in Base Salary, beginning on page XX, to ensure that we remain competitive in the market for executive talent.

Target Payout Percentages — Wheway, page 41

4.              We note your response to comment 7 in our letter dated August 11, 2010. We also note that you will “to the extent possible” provide us with a discussion of the difficulty inherent in Mr. Wheway’s STI targets. Instruction 4 to Item 402(b) provides that if the disclosure of targets would cause competitive harm, then the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target. Please confirm that in your future filings you will provide such a discussion.

We confirm that if we believe disclosure of incentive targets would cause competitive harm, we will, in future filings, provide a discussion on how difficult it would be for the executive or how likely it would be for us to achieve an undisclosed compensation target.

We hereby represent that:

•                  Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can assist with your review of this letter, or if you have any questions on any of the information set forth herein, please telephone me at (612) 291-4840.  My fax number is (952) 430-5833.

Sincerely,

/s/ SUSAN S. GRAFTON

Susan S. Grafton
Vice President, Controller and Chief Accounting Officer

cc:                                 Scott Anderegg, U.S. Securities and Exchange Commission

Mara Ransom, U.S. Securities and Exchange Commission

Scott Erickson, Deloitte & Touche LLP

Anne Rosenberg, Robins, Kaplan, Miller & Ciresi L.L.P.

Brian Dunn, Best Buy Co., Inc.

James Muehlbauer, Best Buy Co., Inc.